Exhibit 1

VIVUS, Inc. Timothy E. Morris Chief Financial Officer morris@vivus.com Investor Relations: The Trout Group Brian Korb bkorb@troutgroup.com 646-378-2923	Proxy Solicitor: Morrow & Co., LLC Joseph J. Mills jmills@morrowco.com 203-658-9423 Media Relations: Joele Frank, Wilkinson Brimmer Katcher Matthew Sherman msherman@joelefrank.com 212-355-4449

STRONG SUPPORT FOR VIVUS’S BOARD AND MANAGEMENT TEAM AMONG INFLUENTIAL FINANCIAL ANALYSTS

VIVUS’s Board and Management Team Are Executing on the Right Strategy to Maximize Stockholder Value

VIVUS’s Board Urges Stockholders to Vote FOR the Board’s Nominees

on the GOLD Proxy Card Today

MOUNTAIN VIEW, Calif., July 10, 2013 — VIVUS, Inc. (Nasdaq:VVUS) (the “Company”), a pharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity and sexual health, today issued the following statement in connection with the Company’s 2013 Annual Meeting of Stockholders, which will be held on July 15, 2013:

VIVUS’s July 15, 2013 Annual Meeting of Stockholders is fast approaching and it is extremely important that stockholders know the facts before they vote.

Despite First Manhattan Co’s (“FMC”) disruptive efforts, the VIVUS Board and management team are making meaningful progress toward unlocking the full potential of Qsymia® (phentermine and topiramate extended-release) capsules CIV and STENDRA™ (avanafil) (SPEDRA™ in the European Union) and maximizing value for stockholders.  Under the direction of its Board and management team, the Company has achieved significant commercial and corporate milestones for both assets, including broadening reimbursement coverage for Qsymia, and recently launching it in approximately 8,000 certified retail pharmacies.  VIVUS also announced, just this week, an agreement with Menarini Group to commercialize and promote SPEDRA in more than 40 European countries, Australia and New Zealand.

We are executing a strategy to maximize stockholder value and we believe that if FMC’s director nominees are elected they will spend up to a year studying what to do, allowing other competitors to enter the market and forfeiting Qsymia’s first-mover advantage — putting the future of VIVUS at risk.

We are not alone in our belief that FMC is creating unnecessary risk for our stockholders.  Several independent and influential financial Wall Street analysts with a deep understanding of VIVUS’s business and the pharmaceutical industry, have issued reports that express their support for VIVUS’s current strategy and their belief that VIVUS’s Board and management team are successfully executing on our plan to make Qsymia a top selling drug(1):

“The deal with Menarini is favorable for Vivus on multiple fronts, we believe. Beyond providing a bolus of cash to continue to fund operations, the deal should allow Vivus to focus additional efforts on lead product Qsymia.” Piper Jaffray, July 9, 2013

“We view the expansion to retail distribution as a key step in driving accelerated prescription growth in 2H13.  In addition, we believe management has demonstrated an ability to execute on its commercial plan for Qsymia, which we view positively ahead of the July 15 proxy vote.” “…we ultimately would not view a complete turnover of the board and/or management as a positive for the long term success of Qsymia.” JMP Securities, July 1, 2013

“We believe that VIVUS has executed well within the constraints of the REMs driven restricted access, lack of insurance coverage, lack of clinical guidelines, and lack of broad buy-in by the primary care physician community.  With the recent fundamental changes to market dynamics, we anticipate increased patient, physician, and collaborator interest in Qsymia specifically, and the obesity drug space generally over the next 12-24 months that favors these drugs to achieve blockbuster revenue potential.”  “We are encouraged by 1) gains in payor coverage that we anticipate will further increase soon, 2) the recent loosening of REMS restrictions which should translate into broad pharmacy access in ~6 weeks, and 3) growing pharmacoeconomic evidence of benefits to the health system from weight loss.” Piper Jaffray, May 28, 2013

“The recently secured FDA approval to expand Qsymia’s distribution to retail pharmacies was a key gating event in our view, to not only remove a hurdle for patient and prescriber access but also to enable partnership discussions.  Our revenue forecasts for 2H are achievable in our view and assume VVUS markets Qsymia on its own.  The company has successfully increased payor coverage for Qsymia with formulary additions at Express Scripts, Medco, and the VA.  Our revenue forecasts for 2014 and beyond assume VVUS secures a marketing partnership that enables an aggressive acceleration in market penetration.” BofA Merrill Lynch, May 16, 2013

“More detailed prescription and patient trends are encouraging and demonstrate that VVUS is progressing well in building momentum for a meaningful 2H13.  With REMS modification in place and its full implementation expected in July 2013, reimbursement coverage from Express Scripts, Medco, the VA, and a recent updated AACE diabetes treatment algorithm that specifically calls out obesity drug therapies as a cornerstone of diabetes management, we believe Qsymia scripts and revenue are poised to finally accelerate in 2H13+ and beyond.” Leerink Swann, May 9, 2013

“...driving sales will be a function of 1) accessibility and 2) education/experience.  In our view, the company has made undeniable progress on the accessibility front.  This month alone we’ve seen a less obstructive REMS, positively updated AACE treatment guidelines, and now another major victory on the reimbursement front.  To be clear, we do still anticipate the jury will remain out until these promising developments translate into clear-cut evidence of script and sales acceleration.  Nevertheless, we are optimistic that this launch can come together and see today’s announcement as yet another positive development and credibility boost for Vivus.” JPMorgan, April 30, 2013

(1)  The research analyst materials in this letter were taken from published research analyst reports. The research analysts and their respective organizations have not consented to the inclusion of materials from their research reports in these materials, and the use of materials from these research reports does not represent any recommendation by the analysts or their respective organizations as to how to vote in respect of the Annual Meeting.

VOTE FOR THE VIVUS DIRECTOR NOMINEES ON

THE GOLD PROXY CARD TODAY

VIVUS stockholders are reminded that their vote is extremely important, no matter how many or how few shares they own. Whether or not you plan to attend the Annual Meeting, you have an opportunity to protect your investment in VIVUS by voting the GOLD proxy card.  Please do not return or otherwise vote any white proxy card sent to you by FMC.

If you have any questions, or would like assistance

in voting your GOLD proxy card please contact:

Call Toll Free: (800) 607-0088

Call Collect: (203) 658-9400

E-mail: vivusinfo@morrowco.com

Deutsche Bank Securities Inc. is serving as financial advisor, Hogan Lovells US LLP is serving as legal advisor, and Morrow & Co., LLC is serving as proxy solicitor to the Company.

About Qsymia

Qsymia® (phentermine and topiramate extended-release) capsules CIV is approved in the U.S. and is indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with an initial body mass index (BMI) of 30 kg/m(2) or greater (obese) or 27 kg/m(2) or greater (overweight) in the presence of at least one weight-related medical condition such as high blood pressure, type 2 diabetes, or high cholesterol.

The effect of Qsymia on cardiovascular morbidity and mortality has not been established. The safety and effectiveness of Qsymia in combination with other products intended for weight loss, including prescription and over-the-counter drugs, and herbal preparations, have not been established.

Important Safety Information

Qsymia (phentermine and topiramate extended-release) capsules CIV is contraindicated in pregnancy; in patients with glaucoma; in hyperthyroidism; in patients receiving treatment or within 14 days following treatment with monoamine oxidase inhibitors (MAOIs); or in patients with hypersensitivity to sympathomimetic amines, topiramate, or any of the inactive ingredients in Qsymia.

Qsymia can cause fetal harm. Females of reproductive potential should have a negative pregnancy test before treatment and monthly thereafter and use effective contraception consistently during Qsymia therapy. If a patient becomes pregnant while taking Qsymia, treatment should be discontinued immediately, and the patient should be informed of the potential hazard to the fetus.

The most commonly observed side effects in controlled clinical studies, 5% or greater and at least 1.5 times placebo, include paraesthesia, dizziness, dysgeusia, insomnia, constipation, and dry mouth.

About Avanafil

STENDRA™, or avanafil, is approved by the FDA for the treatment of erectile dysfunction, or ED, in the U.S. VIVUS, through collaboration arrangements with third parties, intends to market and sell STENDRA in the U.S. and under the trade name SPEDRA™ in the EU and other territories outside the U.S. Avanafil is licensed from Mitsubishi Tanabe Pharma Corporation (MTPC). VIVUS owns worldwide development and commercial rights to avanafil for the treatment of sexual dysfunction, with the exception of certain Asian Pacific Rim countries.

VIVUS is currently in discussions with potential partners to commercialize STENDRA in the United States and other territories throughout the world.

It is recommended that STENDRA should be taken approximately 30 minutes before sexual activity. STENDRA should not be taken more than once per day. For more information about STENDRA, please visit www.Stendra.com.

Important Safety Information

STENDRA (avanafil) is prescribed to treat erectile dysfunction (ED).

Do not take STENDRA if you take nitrates, often prescribed for chest pain, as this may cause a sudden, unsafe drop in blood pressure.

Discuss your general health status with your healthcare provider to ensure that you are healthy enough to engage in sexual activity. If you experience chest pain, nausea, or any other discomforts during sex, seek immediate medical help.

STENDRA may affect the way other medicines work. Tell your healthcare provider if you take any of the following; medicines called HIV protease inhibitors, such as ritonavir (Norvir®), indinavir (Crixivan®), saquinavir (Fortavase® or Invirase®) or atazanavir (Reyataz®); some types of oral antifungal medicines, such as ketoconazole (Nizoral®), and itraconazole (Sporanox®); or some types of antibiotics, such as clarithromycin (Biaxin®), telithromycin (Ketek®), or erythromycin.

In the rare event of an erection lasting more than 4 hours, seek immediate medical help to avoid long-term injury.

In rare instances, men taking PDE5 inhibitors (oral erectile dysfunction medicines, including STENDRA) reported a sudden decrease or loss of vision. It is not possible to determine whether these events are related directly to these medicines or to other factors. If you experience sudden decrease or loss of vision, stop taking PDE5 inhibitors, including STENDRA, and call a doctor right away.

Sudden decrease or loss of hearing has been rarely reported in people taking PDE5 inhibitors, including STENDRA. It is not possible to determine whether these events are related directly to the PDE5 inhibitors or to other factors. If you experience sudden decrease or loss of hearing, stop taking STENDRA and contact a doctor right away. If you have prostate problems or high blood pressure for which you take medicines called alpha blockers or other anti-hypertensives, your doctor may start you on a lower dose of STENDRA.

Drinking too much alcohol when taking STENDRA may lead to headache, dizziness, and lower blood pressure.

STENDRA in combination with other treatments for ED is not recommended.

STENDRA does not protect against sexually transmitted diseases, including HIV.

The most common side effects of STENDRA are headache, flushing, runny nose and congestion.

Please see full patient prescribing information for STENDRA (50 mg, 100 mg, 200 mg) tablets.

About VIVUS

VIVUS is a biopharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health. For more information about the company, please visit www.vivus.com.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “opportunity” and “should,” among others. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. VIVUS does not undertake an obligation to update or revise any forward-looking statements. Investors should read the risk factors set forth in VIVUS’s Form 10-K for the year ending December 31, 2012, as amended by the Form 10-K/A filed on April 30, 2013 and by the Form 10-K/A filed on June 12, 2013, and periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

On June 3, 2013, VIVUS filed a definitive proxy statement and GOLD proxy card with the SEC in connection with the solicitation of proxies for its 2013 Annual Meeting of Stockholders. Stockholders are strongly advised to read VIVUS’s 2013 proxy statement because it contains important information. Stockholders may obtain a free copy of the 2013 proxy statement and other documents that the Company files with the SEC from the SEC’s website at www.sec.gov or VIVUS’s website at www.vivus.com.